UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 11, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

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Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SFO investigation

In its circular to shareholders published on 23 May 2017 the company disclosed that the UK Serious Fraud Office (SFO) may well commence an investigation into Amec Foster Wheeler. The company confirms that today it has been informed by the SFO that it has now opened an investigation into Amec Foster Wheeler, predecessor companies and associated persons in respect of the

Foster Wheeler business. The investigation focuses on the past use of third parties and possible bribery and corruption and related offences.

Amec Foster Wheeler takes its obligation to conduct business ethically very seriously and has in place a robust global anti-bribery programme, including a detailed code of conduct and anti-bribery and corruption policies. Amec Foster Wheeler continues fully to co-operate with and assist the SFO.

Given the stage of this matter, it is not possible to estimate reliably what effect the outcome of it may have on Amec Foster Wheeler. However, the SFO's investigation is not expected to have an impact on the completion of the merger of Amec Foster Wheeler and John Wood Group, which is expected to take place in the fourth quarter of this year.

Enquiries:

Investors: Rupert Green, Chief Corporate Development Officer                     Tel: +44 (0)20 7429 7500
Media: Jonathan Refoy, Director of Corporate Affairs

Publication on Website

A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

This announcement contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to certain investigations and examinations, and their potential impact upon the group or its proposed merger. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those set out in the Group's annual report and Form 20-F. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, the company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 July 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary